Exhibit 99.3 CORPORATE RESPONSIBILITY REPORT 2021 As part of Ascendis Pharma A/S 2021 Annual Report, this report outlines the Corporate Responsibility activities for all Ascendis Pharma Group entities. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Diversity), and Section 99d (Data Ethics) of the Danish Financial Statements Act. Ascendis Pharma Corporate Responsibility Report 2021 Photo: Niels Nygaard

Index

A Message from our Senior Management Team 2

Our Business 3

Our Approach to Corporate Responsibility 6

Corporate Responsibility Focus Areas

- Patients 8
- Society 12
- Environment 16
- Integrity 19

2022 Corporate Responsibility Ambitions 25

A MESSAGE FROM OUR SENIOR MANAGEMENT TEAM

Welcome to the Ascendis Pharma 2021 Corporate Responsibility Report

Ascendis Pharma is applying its TransCon™ technology platform to build a leading, fully integrated biopharmaceutical company focused on making a meaningful difference in patients' lives. Guided by our core values of patients, science and passion, we use this technology to fulfill our mission of developing new therapies to address unmet medical needs.

Through our work and collaborations, we strive to focus on patients and their families, and on the local and global societies and environments in which we operate. As a result, our corporate responsibility approach continues to evolve as we grow.

This year especially, as we transition into a fully commercial organization with an expanding pipeline of product candidates, we wish to reiterate our commitment to serving the people who depend on us to deliver safe and efficacious medicine and to operate through responsible corporate governance.

Thank you to all who have made this journey possible. We look forward to the exciting journey ahead.

Our Geographical Presence



RESEARCH SITE
Redwood City, California, US
U.S. OFFICE
Palo Alto, California, US
U.S. COMMERCIAL
Princeton, New Jersey, US
HEADQUARTERS
Ascendis Pharma A/S
Hellerup, Denmark
CLINICAL SITE
Berlin, Germany
RESEARCH SITE
Heidelberg, Germany
AFFILIATE
VISEN Pharmaceuticals*
Shanghai, China

*Presence in Greater China through strategic investment in VISEN Pharmaceuticals.

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OUR BUSINESS

Ascendis Pharma is a growing global biopharmaceutical company focused on making a meaningful difference in patients' lives.

We are a fully integrated biopharmaceutical company applying our TransCon™ technology to build a pipeline of product candidates with profiles to address unmet medical needs. We have created a portfolio of rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon™ technologies with clinically validated parent drugs. We currently have a product approved in the US (2021) and EU (2022). We have three candidates in clinical development in rare endocrine diseases and two product candidates in clinical development in oncology.

A Growing Global Company

At the end of 2021, we had 639 employees spread across our offices and facilities in Copenhagen, Denmark (Headquarters); Heidelberg and Berlin, Germany; Palo Alto and Redwood City, California, US; and Princeton, New Jersey, US.



APPROVED PRODUCTS
Endocrinology rare diseases
TransCon hGH
Pediatric Growth Hormone Deficiency (US)[0]
Pediatric Growth Hormone Deficiency (Europe)
PIPELINE PRODUCT CANDIDATE
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
REGULATORY
Endocrinology rare diseases
TransCon hGH
Pediatric Growth Hormone Deficiency (Japan & Greater China)[1, 2]
Adult Growth Hormone Deficiency (Global)[3]
TransCon PTH
Adult Hypoparathyroidism (North America, Europe, Japan, & Greater China)[1, 4]
TransCon CNP
Pediatric Achondroplasia (North America, Europe, Oceania, & Greater China)[1, 5]
Oncology
TransCon TLR7/8 Agonist
Monotherapy[6]
Combination Therapy[6]
TransCon IL-2 β/γ
Monotherapy[7]
Combination Therapy[7]

[0]Launched Q3 2021.
[1]In development in Greater China through strategic investment in VISEN Pharmaceuticals.
[2]Japanese riGHt Trial.
[3]Global foresiGHt Trial.
[4]North American and European PaTHway Trial, Japanese PaTHway Japan Trial.
[5]North America, Europe, and Oceania ACcomplisH Trial.
[6]transcendIT-101 Trial.
[7]IL-βelieve Trial.

PATIENTS SCIENCE PASSION

Our Vision & Pipeline

In 2019, we introduced Vision 3x3, our strategic roadmap to build a leading biopharmaceutical company and achieve sustainable growth through multiple approaches, including achieving regulatory approvals for at least 3 products in 9 indications, while also expanding to 3 therapeutic areas by 2025.

In our pipeline, we currently have programs focused on two therapeutic areas: endocrinology rare disease and oncology. And, within these areas, we are developing products across 6 indications, with more planned, highlighting the flexibility of our TransCon™ technology and showcasing how we apply our scientific approach to address unmet medical needs to improve patients' lives.

Ascendis Pharma Senior Leadership & Board of Directors

Ascendis Pharma was founded in 2007 and has been led by Jan Møller Mikkelsen, who has served as President, Chief Executive Officer (CEO), and Board member since that time. In 2021 our Senior Management consisted of our CEO and 11 Senior Vice Presidents, each of whom oversees core functions essential to our operational efficiency and success.

The Board of Directors of Ascendis Pharma A/S sets high ethical standards for the employees, officers and directors of Ascendis Pharma through our Code of Business Conduct & Ethics, updated in 2021. Currently, our Board of Directors consists of 6 members: 5 independent board members (including the Chairman of the Board), and one inside director, Ascendis Pharma CEO and President Jan Møller Mikkelsen.

Three committees serve under the Board of Directors: Audit Committee, Nominating and Corporate Governance Committee, and Remuneration Committee. All members of these committees are independent.

Find further information at www.ascendispharma.com.

Ascendis Pharma Corporate Responsibility Report 2021 3

Unmet Medical Need
+
Clinically Validated Parent Drug or Pathway
+
TransCon Technology Suitability
+
Clearly Differentiated Product
+
Established Clinical & Regulatory Pathway
+
Large Addressable Market
=
Higher Value, Lower Risk Pipeline

Our Research

Our approach to product innovation starts with identifying unmet medical needs that we can address by applying our TransCon™ technology to a clinically validated parent drug or pathway. We call this our 'algorithm of product innovation'. It helps us select and advance product candidates for our ever-growing pipeline.

Leveraging this approach, we have an approved product on the US market (2021) and a product approved in the EU (2022). We also have two additional independent endocrinology rare disease product candidates, and two oncology product candidates in clinical development. We continue to expand into new indications and therapeutic areas.

TransCon™: A technology platform central to our approach

At the core of Ascendis Pharma is a flexible technology platform that uses advanced knowledge of chemistry to overcome challenges of developing new therapeutics. We call it TransCon™ Technology and we believe our technology platform allows us to address unmet medical needs.

TransCon refers to 'transient conjugation', which transiently links an inert carrier to a parent drug with known biology. Depending on the carrier used, TransCon prodrugs can be designed to act systemically (throughout the body) or locally (e.g., intratumorally) to meet specific therapeutic goals.

TransCon Technology™ in 3 Steps


TransCon Carrier
Soluble Carriers for Systemic Delivery
Insoluble Carriers for Localized Delivery
TransCon Linker
Linker families are designed for different parent drugs and release profiles
Parent Drug
Technology can be applied to a wide variety of therapeutics: Antibodies, Antibody Fragments, Proteins, Peptides and Small Molecules

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Our Value Chain Our primary value chain These seven categories are Our ambition is to incorporate includes seven interlinked supported by four cross- all relevant areas in our categories that combined cutting areas that support value chain as we continue represent; research, efficient and compliant developing our Corporate development, manufacturing, operations. Responsibility approach. and distribution. Ascendis Pharma Corporate Responsibility Report 2021 5

OUR APPROACH TO CORPORATE RESPONSIBILITY

Corporate Responsibility at Ascendis Pharma aims to enable our 'Vision 3x3' strategy and support our company values of 'Patients, Science, Passion' by securing our environmental and social license to operate through responsible corporate governance processes.

A Strategic Approach

This report describes our current Corporate Responsibility approach, which centers around four central themes; Patients, Society, Environment, and Integrity.

In 2021, we initiated a company-wide effort to assess our Corporate Responsibility approach. In 2022, we plan to use the knowledge gained from our 2021 assessment to further develop and enhance our business-driven Corporate Responsibility strategy.

Our ambition is to integrate our Corporate Responsibility work into our business strategy and, working with team members throughout the organization and across our value chain, to identify our aspirations, goals, objectives, and key performance indicators.

Governance

Our Corporate Responsibility approach is anchored in the Ascendis Pharma Ethics & Compliance Committee, who also oversees the work with respect to enhancing our Corporate Responsibility approach.

In addition, our senior management team members, subject matter experts, and other relevant persons throughout the rest of the organization act as Corporate Responsibility stewards to facilitate the development of an enhanced Corporate Responsibility approach.

The Corporate Responsibility stewards are selected based on their subject matter expertise, mandate in the organization, and are responsible for ensuring department-level understanding and buy-in with regards to our current and future corporate responsibility ambitions.


Patients
Environment
Integrity
Society

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The 2021 Report - Methodology

Internally, our Corporate Responsibility approach aims at being closely aligned with our Vision 3x3, our values (Patients, Science, Passion) and our 2021 Code of Business Conduct & Ethics. Externally, we have currently identified relevance between our activities and four of the UN Sustainable Development Goals (SDGs):

- SDG 3 – Good Health and Well-being are relevant for our patient focus
- SDG 8 – Decent work and Economic Growth are relevant for our societal focus
- SDG 12 – Responsible Consumption and Production are relevant for our environmental focus
- SDG 16 – Peace, Justice and Strong Institutions are relevant for our integrity focus

Our 2021 performance and priorities within environmental, social, and responsible corporate governance can be found in the following sections of this report: Patients, Society, Environment, and Integrity. Here you will find information on the scope of each area, status on focus areas and ambitions, relevant policies, procedures (including due diligence and risk processes) in highlighted areas, key risks and mitigations, and a summary of our focus going forward.

Risk Focus

Global and local social and environmental factors may affect our business, just as much as Ascendis Pharma activities may impact societies and the environment in which we operate. We work continuously to identify opportunities and risks within the scope of corporate responsibility and the United Nations' Sustainable Development Goals (SDGs).

In 2022, our plan is to initiate a 'double materiality' study to identify global and local sustainability issues that may impact our operations, and to identify Ascendis Pharma activities that may impact or affect the environment and/or communities in which we do business.

Method & Disclaimer

As part of the Ascendis Pharma A/S 2021 Annual Report, this report outlines the Corporate Responsibility activities for all Ascendis Pharma Group entities in 2021. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Diversity), and Section 99d (Data Ethics) of the Danish Financial Statements Act.

The report follows the same structure as our 2020 report, with additional insight into who we are as a company, followed by our four thematic Corporate Responsibility focus areas:

- Patients
- Society ('People' in 2020)
- Environment ('Planet' in 2020)
- Integrity

This report covers our performance and future focus for what we call Corporate Responsibility, which for the purposes of this report, is synonymous with the terms and concepts also known as Corporate Social Responsibility (CSR), Environment Social and Governance (ESG), and/or Sustainability.

While certain matters discussed in this report may be significant, any significance should not be read as necessarily rising to the level of materiality as that concept is used for the purposes of our compliance and reporting pursuant to the US federal securities laws and regulations; the concept of materiality used in this report, including where we use the word "material" or "materiality," is based on other definitions of materiality which are in alignment with the reporting requirements of the Danish Financial Statements Act, Section 99a.

Our SDG Focus


3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Our Overall 2022 Corporate Responsibility Focus Areas and Ambitions

In 2022, our overall ambition is to further develop and enhance a business-driven 2030 Corporate Responsibility strategy, enabling our business vision and values to stay aligned with regulations, Sustainable Development Goals, and other recognized global standards and expectations.

Our plan is to develop a 'double materiality' assessment model which regularly identifies global and local sustainability risks that may impact Ascendis Pharma and vice versa.

Ascendis Pharma Corporate Responsibility Report 2021 7

PATIENTS

At Ascendis Pharma, we make business decisions based on patient needs and strive to realize our products' benefits for patients in all aspects of our work.



We strive to make meaningful improvements in patients' lives, a commitment reflected in our mission and core values. We keep the needs of patients at the center of our work to develop and commercialize safe and effective medicines.

Our overall governance and policies within the Patient section of this report can be found in our 2021 Code of Business Conduct & Ethics, which also contains the majority of the publicly available Ascendis Pharma policies.

In the Quality chapter of the 2021 Code of Business Conduct & Ethics, our Quality Policy (including the regulatory 'Good Practice' or GxP areas) covers the following areas:

- Quality Culture
- Research and Development
- Clinical Trials
- Patient Safety
- Medical Information
- Counterfeit Medicines

On the following pages you will find general information regarding our performance, priorities, key risks related to our patient focus, with a status update on our 2021 focus areas and ambitions, and insight into our 2022 focus areas and ambitions.

Access & Pricing

We are committed to maximizing access to our approved products through a variety of mechanisms. In 2021, the launch of our first commercial product in the US also included the introduction of our Ascendis Signature Access Program (A·S·A·P) designed to support patients and their families through the enrollment and benefits verification and on training for product use.

In the US, our teams are working to achieve payer coverage and we have introduced programs under the Ascendis Signature Access Program (A·S·A·P) to provide out-of-pocket payment assistance for qualified US patients.

As we expand product launches, we will continue to invest in in-house teams and external collaborations that help make our products available to more patients around the world.

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Working with Patients, Caregivers, & Advocacy Organizations

No one knows the needs of a patient better than the patient, their caregivers, and organizations that advocate on patients' behalf. For that reason, at Ascendis Pharma, we collaborate with patients and patient advocacy organizations to understand patient and caregivers needs and how we may help to improve patient lives. In this aspect of our work, we acknowledge the important role advocates and organizations play to uplift the patient community along their journey. We are encouraged to see healthcare providers and regulatory authorities incorporating patient experiences into aspects of their decision-making.

During 2021, Ascendis Pharma supported patient advocacy organizations and provided disease awareness education in our two most advanced clinical development program areas – pediatric growth hormone deficiency and adult hypoparathyroidism.

Following the creation of an Advocacy function in 2020, we hired a dedicated Global Head of Advocacy & Patient Engagement position (starting January 2022). This positions our cross-functional teams to continue expanding our efforts to advocate for patient interests and raising awareness of unmet medical needs.

Animal Welfare

Animal studies are legally required by regulatory authorities and play an important role in the development of new treatments to promote the safe use of treatments in humans. We believe that high animal welfare standards equal good science and therefore we work to create animal studies that are conducted in accordance with high welfare standards.

We commit to the 3R principles of Replacement, Reduction and Refinement and work to replace animal studies with alternative methods whenever possible, reducing the number of animals needed. In addition, we refine all procedures to the highest extent possible to minimize the impact of studies on the animals.

In 2021, our Senior Management Team approved the establishment of a global Animal Welfare Committee, focused on providing guidance to promote high animal welfare standards and improve scientific outcome for both in-house and externally conducted animal studies.

Our Current Therapeutic Areas in Clinical Development


Endocrinology Rare Disease
Growth Hormone Deficiency (pediatric & adult)
Hypoparathyroidism (adult)
Achondroplasia (pediatric)
Oncology
TLR7/8 Agonist (immunotherapy)
IL-2 β/γ (immunotherapy)

Ascendis Pharma Corporate Responsibility Report 2021 9

Clinical Trials

Clinical trials are a fundamental step in the process of developing new therapeutics. As a science-based company, we are committed to conducting clinical trials with the utmost quality and respect for both the clinical trial participants and the scientific hypothesis being evaluated.

At Ascendis Pharma, we conduct clinical trials consistent with the principles of the Declaration of Helsinki and applicable ethical standards, laws, and regulations.

When engaging in clinical trials with patients or volunteers, we work hard to promote the rights, safety, and well-being of all trial participants are protected.

To promote the highest level of clinical data integrity, we employ robust and cross functional processes for data collection, processing, monitoring, and analysis. This is fundamental to making scientifically sound, evidence-based conclusions.

We see transparency of data from clinical trials as a scientific responsibility and are fully committed to upholding this responsibility.

Product Quality

Our Quality Management System (QMS) covers the Good Practice (GxP) activities of Ascendis Pharma. The system complies with regulatory requirements and good industry practices. It is maintained and improved through a CAPA system, regular quality reviews and feedback loops from the user organization.

In line with our values, we work hard to promote compliant product life-cycle management within all areas, including research, development, clinical trials, commercial manufacturing, product distribution as well as product discontinuation, quality activities and patient safety. All employees must follow relevant laws and regulations, international guidelines and standards.

Quality and Safety Policies and Procedures:

- Good Clinical Practice (GCP)
- Good Laboratory Practice (GLP)
- Good Manufacturing Practice (GMP)
- Good Distribution Practice (GDP)
- Good Pharmacovigilance Practice (GVP)
- Requirements for the development of combination products
- Applicable ethical standards

Product Safety

At Ascendis Pharma, we put patient safety first. We comply with applicable health and safety laws to help our products live up to safety, efficacy, and quality standards.

We take great care in our responsibility to keep patients safe by continuously evaluating adverse events reported for our products and services and by continuously providing updates and guidance as needed.

The Global Drug Safety (GDS) team consists of the Medical Safety Science (MSS) and Global PV Operations (PVO) teams. The PVO team works hard to promote appropriate mechanisms are in place for the intake of Adverse Events and processing in the Global Safety Database. The MSS team performs aggregate analysis of the Adverse Event reports and performs signal detection activities to identify any safety signals/trends emerging from the aggregate data. Any signals identified are further investigated to assess their validity and actions to mitigate the potential risks are implemented as appropriate.

The activities performed by the GDS team helps protect the health and safety of the patients who use Ascendis Pharma products and helps us provide up-to-date information regarding the safety of our products to healthcare professionals. Additionally, GDS helps Ascendis Pharma meet regulatory obligations so that our license to operate is not impacted.

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Key Risks in Areas Related to Patients

We did not have any major changes to the risk picture from the 2020 Corporate Responsibility report, and therefore we maintain the same focus. With the intent to initiate a 'double materiality assessment' in 2022, we aim to establish a risk picture that looks at the impact of Ascendis Pharma on local and global sustainability issues, and vice versa – which will include risks in relation to Patients.

- The Covid-19 pandemic has impacted supply chains worldwide, causing scarcity of key components and raw materials, reducing manufacturing output, and hampering shipping. Throughout the pandemic, we have worked closely with our contract manufacturers and transportation providers to mitigate the risks to supply. In combination with the availability of safety stocks, we have managed to keep the products flowing through the supply chains and to keep all patients supplied.
- Keeping our promise to the patients by addressing unmet medical needs through new products is essential in everything we do. Product innovation is key and not being able to keep our promise is a key risk factor. We promote product innovation through our research and development and strong engagement with patients to promote effective drug development, as such requires patient input to define needs and benefits.

Policies regarding Quality, Research and Development (including animal welfare), Clinical Trials, Patient Safety, Medical Information, and Counterfeit Medicines can be found in our 2021 Code of Business Conduct & Ethics.

Patients

Status on the 2021 Corporate Responsibility Focus Areas and Ambitions

Goals and Focus	Description	Status
Initiate drafting of overall patient advocacy framework.	Our initial draft of a patient advocacy framework began in 2021 and will evolve more fully in 2022.	
Develop solid processes and procedures to ensure compliance.	Throughout 2021, we continuously enhanced our compliance processes and procedures – from onboarding new people, re-training of existing staff, to significantly updating our Code of Business Conduct and Ethics.	
Increase focus on animal welfare and support our Animal Welfare position with further policies and processes.	In 2021, our Senior Management Team approved the establishment of a global Animal Welfare Committee, and reaffirmed our commitment to high animal welfare standards in our Research & Development Policy in the 2021 update of our Code of Business Conduct & Ethics.	

Achieved
Ongoing

2022 Corporate Responsibility Focus Areas and Ambitions

Focus Areas and Ambitions
Expand and evolve our support of and collaborations with patient organizations, professional societies and others to increase our understanding of the patient journey, specifically their unmet needs, and the caregiver burden to promote continued patient centricity in all that we do.
With the formal establishment of an animal welfare committee, we will promote continuous and expanded focus on animal welfare, including guidance of our research organization in the 3R principles of Replacement, Reduction and Refinement.
Initiate process to establish long-term ambitions and goals in relation to our patient focus and identify KPIs to track and report on in relation to our corporate responsibility performance.

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SOCIETY

Our values – Patients, Science and Passion – guide us in our everyday work as we engage with stakeholders and societies throughout our value chain.

Our social impact has three main focal areas – patients (covered in the Patients section of this report), employees, and social impact in our value chain.


Main focus areas within social impact
Patients
Employees
Social impact in our value chain

Our overall governance and policies within the Society section of this report can be found in our 2021 Code of Business Conduct & Ethics, which also contains the majority of the publicly available Ascendis Pharma policies.

Our 'Respecting People' and 'Health and Safety' policies can be found in our 2021 Business Conduct & Ethics. The policies cover the following topics:

- Human Rights and Labor Rights
- Diversity, Equal Opportunity and Non-Discrimination
- Health and Safety

On the following pages you will find general information regarding our performance, priorities, key risks related to our societal focus, with a status update on our 2021 focus areas and ambitions, and insight into our 2022 focus areas and ambitions.

Our People

2021 has been another year of significant growth for Ascendis Pharma, and we are now 639 skilled and passionate people working together across functions and locations in Denmark, Germany and the US.

We are driven by science, and our employees are passionate, curious and diligent when innovating, developing and improving products and processes. We strive to make a meaningful difference in patients' lives by realizing our product and product candidate's benefits for patients.

Faced with the challenges of the pandemic throughout 2021, our employees have been flexible and adaptable, and we have remained optimistic and committed to working together as one team to achieve extraordinary results.

As an employer, we are focused on protecting the health and safety of our employees while delivering on our objectives, and we take all the measures necessary to prevent the spread of the virus in our offices by following the guidance of the health authorities in the communities in which we work.

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Diversity & Inclusion

We are proud to be an equal opportunity workplace and we believe that diversity and inclusion among our workforce is critical to our success as a global company.

As stated in our Respecting People Policy, Ascendis Pharma is committed to providing equal opportunity for and fair treatment of all individuals based on merit, without discriminating on the basis of race, color, religion, national origin, gender identity and expression (including pregnancy), sexual orientation, age, disability, veteran status, or other characteristics protected by law.

It is our policy that members of the Board of Directors must have the best qualifications to drive Ascendis Pharma businesses and we strive for an equal representation of genders. When choosing between equally qualified candidates at other management levels in Ascendis Pharma, the aim is that all genders attain an equal representation.

Our total reward philosophy is to be an attractive and fair employer and the key factors for compensation decisions are based on position evaluation, personal qualifications, experience, and performance assessment.

We have established a solid process so that there is no discrepancy between the compensation of women and men for equal work.

Rapid Growth

In 2021, we recruited and onboarded close to 200 employees. Organic growth has been seen in all parts of the organization, reflecting our increasing activities across our value chain.



Headcount as of 31 December 2021 totals 639
279
255
105
Denmark
US
Germany



Gender distribution
Board of Directors
66.7 %
4
2
33.3 %
Senior Leadership
66.7 %
8
4
33.3 %
Vice Presidents
67.7 %
21
10
32.3 %
Senior Directors/Directors
48.9 %
46
48
51.1 %
Other management levels
52.9 %
27
24
47.1 %

The gender representation in our Board of Directors is 2 women and 4 men (33.3% female and 66.7% male), in our Senior Leadership the gender representation is 4 women and 8 men (33.3% female and 66.7% male), and in the remaining management levels the gender representation is 82 women and 94 men (46,6% female and 53,4% male). The gender representations in the Board of Directors, Senior Leadership, and rest of management are according to the Danish Business Authority's Guidelines considered an equal representation.*

* https://erhvervsstyrelsen.dk/vejledning-maltal-og-politikker-den-konsmaessige-sammensaetning-af-ledelsen-og-afrapportering-herom.

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Health and Safety

We take responsibility for and comply with relevant health and safety laws and regulations and seek to conduct business in a manner that protects the health, safety, and the well-being of Ascendis Pharma employees.

We carefully consider health and safety aspects in our daily operations and we actively use feedback from the organization and external stakeholders to improve our work environment on an ongoing basis. In accordance with applicable regulations, we regularly perform risk assessments.

People and Culture Focus

With a diverse mix of ambitious talents, our company culture is characterized by being dynamic and fast-paced, and we are committed to our Leadership Principles.

In 2021, we introduced 'Let's Talk' – a framework that supports high quality conversations between Managers and Employees about Impact, Growth, Well-Being and Collaboration – all topics we know are essential to retain and develop our employees.

In addition, we have trained Project Managers across all sites to further strengthen our capabilities in delivering on our project goals.

Work-related Accidents*	2021
Accidents (total)	4
Accidents resulting in sick-leave/absence	1**
Accidents resulting in loss of life	0

* An undesired event or exposure that gives rise to personal injury. Registered accident data covers permanent, part-time, and temporary staff whilst on duty for Ascendis Pharma.

** Accident resulted in one half-day sick-leave.

Our Leadership Principles

Think & Act Holistically (PATIENTS SCIENCE PASSION)

- Live our Values – share our Vision
- Drive collaboration and share knowledge across functions and sites

Be Ambitious


VISION
3x3

- Set and go for stretch and impactful targets
- Dare to think out of the box to achieve our shared goals

Help People Grow



- Show care and respect for colleagues – honor their expertise
- Empower people and expect the most of them

Ascendis Pharma Corporate Responsibility Report 2021 14

Key Risks in Society Society We did not have any major changes to the risk picture from Status on the 2021 Corporate Responsibility Focus Areas and Ambitions the 2020 Corporate Responsibility report, and therefore we maintain the same focus. With the intent to initiate a ‘double Goals and Focus Description Status materiality assessment’ in 2022, we aim to establish a risk Maintain measures to Ascendis Pharma has a strategy to follow guidance picture that looks at the impact of Ascendis Pharma on local prevent the spread of from the local health authorities in the regions where and global sustainability issues, and vice versa – which will Covid-19 and stay focused we operate. Throughout the pandemic, we have taken include risks in relation to Society. on making employees measures to reduce the risk of spreading the virus in feel safe through clear our offices, and through continuous communication • Employee development and well-being is key to communication. Evaluate from Management, we have managed to maintain a attracting and retaining talent. Ascendis Pharma offers learnings from working safe working environment while keeping our business an exciting, dynamic, and equal opportunities workplace from home during running. After returning to the offices in the middle where we are committed to making a meaningful Covid-19 and decide on of 2021, we implemented a flexible work model for future work-from-home all office-based employees so that teams can find the difference in patients’ lives. We offer competitive policy. Use Employee optimal balance between working together in the office benefits with both long- and short-term incentive Pulse Surveys to engage and working from home. Pulse surveys have been used packages, and provide opportunities across all locations. with employees. in Denmark and the US to get ongoing feedback from As a fast-growing company, we grow in knowledge and our employees on how we can best manage through experience with each person that joins us and we believe the pandemic. that we can retain talent by giving them responsibility Update and implement Our Board of Directors has approved our updated for their work and possibilities to grow in (and beyond) Gender Policy. Gender policy. their roles. Additionally, as company present in many countries we offer a dynamic international environment. Achieved • Promoting applicable compliance standards in external Ongoing collaborations is key to our license to operate. All product manufacturing activities are outsourced from Ascendis Pharma. Therefore, when engaging with 2022 Corporate Responsibility Focus Areas and Ambitions suppliers, such as Contract Manufacturing Organizations (CMOs)/Contract Research Organizations (CROs), Focus Areas and Ambitions we contractually request and expect that all such Maintain resilience in the face of Covid-19 and maintain measures to prevent the spread of suppliers comply with applicable and relevant laws and Covid-19. regulations. We work in partnership with our suppliers Initiate development of relevant human and labor rights due diligence standards which feed into and call on our suppliers to conduct themselves in a the ongoing enhancement of our third party compliance approach. way that is both lawful and fair. A key element in risk Initiate process to establish long-term ambitions and goals in relation to our social focus and prevention is continuously supporting training and identify KPIs to track and report on in relation to our corporate responsibility performance. awareness and having our Whistleblower Hotline, which is available both to employees and business partners who may submit reports on illegal or unethical behavior. Our ‘Respecting People Policy’ and ‘Health & Safety Policy’ is available in our 2021 Code of Business Conduct & Ethics. Ascendis Pharma Corporate Responsibility Report 2021 15

focus areas and ambitions, Our Partners & and insight into our 2022 focus areas and ambitions. Suppliers Business partners and suppliers are key to our Our Operational ENVIRONMENT business model as all product Setup manufacturing activities are outsourced from Ascendis Our current offices and We are committed to conducting business with respect for Pharma. facilities are leased facilities the environment and in accordance with applicable laws, and are primarily office As such, suppliers and spaces and laboratories. regulations, industry codes, international requirements and our business partners play a key role in our business and internal guidelines. Ascendis Pharma does not our success. We believe in own or run any manufacturing a collaborative approach, sites, and therefore we rely and we expect suppliers on suppliers and third parties and business partners to for contract manufacturing. comply with all applicable We have our own research and relevant environmental facilities in Europe and the regulations, including US, but also often make operating in a responsible use of contracted research and environmentally effective organizations. manner. We strive to reduce the Third parties are contractually consumption of resources obligated to follow all relevant and to limit the emission of and applicable laws and pollutants from the business regulations. activities we are involved in. We comply with applicable laws, regulations and industry codes, international Addressing our environmental Our ‘Environmental Policy’ requirements as well as impact is a key focus area in can be found in our 2021 Code • Greenhouse gas our internal guidelines and our Corporate Responsibility of Business Conduct & Ethics. reduction are building frameworks to approach, currently being • Hazardous waste support our ambitions to enhanced. Our long-term On the following pages you management reach our mission in line with focus includes: will find general information our values. regarding our performance, • Biodiversity focus priorities, key risks related to • Energy efficiency focus our environmental focus, with • Efficient water a status update on our 2021 management Ascendis Pharma Corporate Responsibility Report 2021 16

Climate Impact

Ascendis Pharma is potentially exposed to increased risks associated with the impact of climate change globally. Impacts relating to, e.g., rise in sea levels, wildfires, flooding, may affect us and/or our value chain directly or indirectly.

Legislation aimed at curbing climate change, and eventual regulation on possible carbon pricing, may also affect us and impact our transportation costs and the operating costs of our business partners.

Similarly, Ascendis Pharma may, through its own operations, or the operations of our business partners and suppliers, affect the environment in which we operate. Examples of such impacts can be Scope 1, 2 and 3 CO_2e emission, chemical spills in laboratories or contracted manufacturing sites.

To further understand and address such impacts and risks, we have an ambition in 2022 to initiate the development of a 'double materiality' assessment model which will seek to regularly identify global and local sustainability risks (including climate-related risks) that may impact Ascendis Pharma, and vice versa.


10

Environmental Responsibility

As a biopharmaceutical company, we recognize our potential and current impact on our planet. We therefore commit to working towards the preservation of the environment through identifying and implementing sustainable business processes.

Our Commitment

We are committed to conducting business without adverse environmental impact in accordance with applicable laws, regulations, industry codes, international requirements as well as our internal guidelines.

This is a long-term commitment, and our approach focuses on creating internal awareness through relevant training and engagement with internal and external stakeholders.

We set objectives and define key performance indicators and continuously monitor and report on our environmental performance.

Long-term focus areas include:

- Greenhouse gas reduction
- Hazardous waste management
- Biodiversity
- Energy efficiency
- Efficient water management

Value Chain

Suppliers and business partners play a key role in our business and our success. We believe in a collaborative approach and we expect suppliers and business partners to comply with all applicable and relevant environmental regulations, including operating in a responsible and environmentally effective manner.

Suppliers may be subject to environmental performance monitoring, and Ascendis Pharma will – where relevant and necessary – support capacity building and training efforts.

Pages 50-51 of the Ascendis Pharma 2021 Code of Business Conduct & Ethics.

Our New Office in Palo Alto


ascendis
pharma
Photo: Margot Hartford

In 2021, we opened the doors to a new office in Palo Alto, our Page Mill site. Our site management team focused on establishing an inspiring place of work in an energy-efficient, and environmentally responsible building. From acoustic material in ceilings and walls constructed from mostly recycled materials, to energy efficient LED lights throughout the office in accordance with the California Building Energy Efficiency Standards - Title 24.

Further efforts to reduce waste at the Page Mill site include the introduction of central copy stations to reduce paper use and waste, no individual trash bins at workstations, partaking in a composting program with the city of Palo Alto, and installation of automated water stations throughout the building – which we anticipate will save upwards of 10K plastic bottles per year.

We offer a bike room to incentivize taking your bike to work, and electric vehicle chargers in the parking garage for staff who commute with an electric vehicle.


Photo: Margot Hartford

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Key Risks in the Area of Environment

We did not have any major changes to the risk picture from the 2020 Corporate Responsibility report, and therefore we maintain the same focus. With the intent to initiate a 'double materiality assessment' in 2022, we aim to establish a risk picture that looks at the impact of Ascendis Pharma on local and global sustainability issues, and vice versa – which will include risks in relation to Environment.

- Our own laboratory operations. We have processes and procedures in place to minimize any environmental, health and safety risks our employees may be exposed to in our Research and Development organization with laboratories in both Germany and the US.
- Ensuring applicable compliance standards in external collaborations. All product manufacturing activities are outsourced from Ascendis Pharma. Therefore, when engaging with suppliers, such as Contract Manufacturing Organizations (CMOs)/ Contract Research Organizations (CROs), we contractually request and expect that all such suppliers comply with applicable and relevant laws and regulations. We work in partnership with our suppliers and call on our suppliers to conduct themselves in a way that is both lawful and fair.

A key element in risk prevention is continuously supporting training and awareness and having our Whistleblower Hotline, which is available both to employees and business partners who may submit reports on illegal or unethical behavior.

Our Environmental Policy is available in our 2021 Code of Business Conduct & Ethics.

Environment

Status on the 2021 Corporate Responsibility Focus Areas and Ambitions

Goals and Focus	Description	Status
Strengthen our Environment, Health and Safety approach by implementing further policies and processes.	As part of our 2021 update of our Code of Business Conduct & Ethics, we updated our Environmental Policy and Health and Safety Policy.	Achieved
Establish framework for the Ascendis Pharma third party compliance approach.	We have initiated work to develop a framework for a third party compliance approach.	Ongoing

Achieved
Ongoing

2022 Corporate Responsibility Focus Areas and Ambitions

Focus Areas and Ambitions
Incorporate relevant environmental due diligence standards which feed into the ongoing enhancement of our third party compliance approach.
Initiate the establishment of a baseline on, e.g.: • Use of resources • Emissions • Waste
Initiate process to establish long-term ambitions and goals in relation to our environmental focus and identify KPIs to track and report on in relation to our corporate responsibility performance.

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INTEGRITY

At Ascendis Pharma, we are committed to conducting our business in line with high ethical standards.

Acting with integrity in everything we do is central to our ability to operate as a biopharmaceutical company and acts as one of the enablers of our success.

Our integrity work covers a wide range of compliance areas, e.g., 'Integrity in our Interactions,' 'Compliant Communications,' 'Transparency,' 'Third-Party Compliance,' 'Data Privacy,' and 'Policy & Advocacy.'

Our overall governance and policies within the Integrity section of this report can be found in our 2021 Code of Business Conduct & Ethics, which contains the majority of the high-level publicly available Ascendis Pharma compliance & ethics policies.

Relevant Integrity-related policies and sections can be found throughout our 2021 Code of Business Conduct & Ethics.

On the following pages you will find general information regarding our performance, priorities, key risks related to our integrity focus, with a status update on our 2021 focus areas and ambitions, and insight into our 2022 focus areas and ambitions.

Our Policies

Business Integrity

- Anti-Corruption and -Bribery Policy
- Fair Competition
- Global Trade, Sanctions, Embargoes, and Anti-Boycott Laws
- Ascendis Pharma Records
- Accuracy in Financial Reports

Personal Integrity

- Conflict of Interest
- Gifts
- Insider Trading

Integrity in our Interactions

- Healthcare Professionals & Healthcare Organizations
- Patients and Patient Organizations
- Stakeholder Grants, Sponsorships and Donations
- Government Officials
- Third-Party Representatives

Communication with External Stakeholders

- Media, Investors and Corporate Disclosures
- Healthcare Professionals and -Organizations
- Policymakers and Political Activities
- Social Media


ascendis pharma
Code of Business Conduct & Ethics
"Committed to Making a Difference in Patients' Lives"

Confidentiality and Intellectual Property

- Confidentiality
- Intellectual Property

Information & Cyber Security, Data Ethics and Data Privacy

- Information & Cyber Security
- Data Ethics
- Data Privacy

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Our Compliance Program

Our Compliance Program aims to promote our compliance with applicable laws and regulations, and in line with high ethical standards and expectations from our stakeholders.

We apply a risk-based approach to our Compliance Program, so that we pay attention to areas of high risks to the benefit of patients, our company and other stakeholders.

The Ascendis Pharma Ethics & Compliance Committee is responsible for overseeing and administering the Compliance Program. The scope of the program includes our Code of Business Conduct & Ethics, drafting and implementing policies and procedures within areas covered by the Code of Business Conduct & Ethics, conducting internal investigations, identifying and mitigating risk and providing sufficient training to the organization within the broad range of topics covered by the Compliance function.

To promote a strong compliance culture, regular effective compliance training and education are provided to the Ascendis Pharma employees. This includes onboarding training and reoccurring training – in 2021, 394 people were trained in our Code of Business Conduct & Ethics in the form of e-learning, 'Read and Understand' policies and tests.

The Compliance Program is subject to monitoring. Identified breaches or deviations from the Compliance Program are thoroughly reviewed and investigated. Depending on the outcome of the investigation, appropriate corrective actions will be implemented.

Both employees and relevant business partners are held accountable for complying with our Code of Business Conduct & Ethics and related policies and procedures. Violations can, depending on the circumstances and applicable laws for business partners result in contract terminations. For employees, consequences can range from re-training to disciplinary actions such as a formal warning or dismissal.

Transparent Interactions

At Ascendis Pharma, we collaborate with Healthcare Professionals and Healthcare Organizations. Our collaboration is key in developing our technologies and products to the benefit of the patients.

We engage with Healthcare Professionals and Healthcare Organizations for legitimate reasons and in accordance with the regulations that apply to the organizing Ascendis Pharma entity, the participants, and the location where the interaction takes place.

We are committed to transparency and to disclose information in accordance with applicable laws, regulations and industry codes.

Internal procedures and systems are in place for interactions and engagements with Healthcare Professionals and Healthcare Organizations. These procedures and systems enable both a documented review and approval process, and the disclosures of relevant transfers of value in accordance with applicable regulations.

Updated Code of Business Conduct & Ethics

In 2021, our Senior Management and Board of Directors endorsed an updated version of our Code of Business Conduct & Ethics.

The Ascendis Pharma 2021 Code of Business Conduct & Ethics is key to our compliance approach and defines the fundamental principles and rules governing the behavior that is demanded and expected. The 2021 Code of Business Conduct & Ethics defines our policy within a number of areas, including Quality Policy Environmental Policy, Respecting People Policy, Anti-Corruption and -Bribery Policy, and a new Data Ethics Policy.

Our 2021 Code of Business Conduct & Ethics translates our values into consistent actions by setting out general guidelines on how to conduct business in accordance with high standards on business ethics across the globe. It sets the agenda for our Corporate Compliance Program, which is supported by more detailed guidelines.

"We are a biopharmaceutical company with high ethical standards, and we take responsibility for our actions. At no time do we compromise our commitment to integrity or to our values. Our performance is not only measured by our results; how we achieve these results is also crucial."

– Jan Møller Mikkelsen, President and CEO

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Anti-Bribery & -Corruption

As stated in our Anti-Corruption and -Bribery Policy (found in our 2021 Code of Business Conduct & Ethics), Ascendis Pharma prohibits all forms of corruption and bribery, whether they involve a government official, a person or company within the private sector, or they are carried out directly or indirectly through a third party.

Ascendis Pharma is prohibited from making any payment indirectly through a third party that we are not allowed to make directly ourselves.

Our updated Anti-Corruption and -Bribery Policy can be found in our 2021 Code of Business Conduct & Ethics.

Promotional Review & Compliance

Promotion can only take place for products with a marketing authorization and only in accordance with applicable rules, regulations and internal guidelines.

Processes and procedures are in place to review externally used medical and promotional material before use. It is our practice that all activities provide current, fair, accurate, balanced, objective and sufficient information about a product.

Regular Compliance Training

Education and training are essential to promote a strong compliance culture. Ascendis Pharma employees are required to complete various compliance training and modules. Training and awareness are provided in the following forms depending on topic, risk and job role:

- Policy "Read and Understand"
- E-learning
- Tests
- Face-to-face training
- Awareness campaigns
- Tailored training events to address specific risks, dilemmas and scenarios
- Open door policy to Compliance

Speak Up

We promote our speak up policy and Whistleblower Hotline in all compliance trainings as well as in new or updated policies and procedures.

We encourage an active and healthy dialogue between management and employees regarding ethical and compliance-related matters. Furthermore, HR and the Compliance function may also be contacted confidentially, if required.

Our Whistleblower Hotline is available to anyone who suspects or has knowledge of a violation of our Code of Business Conduct & Ethics, applicable legislations or regulations, as well as other policies and procedures.

It is our policy to prohibit retaliation against any employee who, in good faith, seeks help or reports an actual or potential violation.

Compliance Week

In 2021, we hosted our first Compliance Week across all our Ascendis Pharma locations focusing on shining a spotlight on compliance and ethics and highlighting the importance of speaking up if one has concerns or questions.

Several global activities were hosted and awareness initiatives reached all employees across all sites, including posters, stickers and banners. Among several activities, some highlights were Coffee and Quiz with Compliance, and very innovative virtual 'Compliance Bingo' sessions.


compliance matters


Data Privacy
Confidentiality
Speak Up
Compliant Communications
compliance matters

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Third-Party Compliance

We believe that partnering with others will help us to fulfill our mission of developing new and potentially best-in-class therapies addressing unmet medical needs.

We assess potential business partners carefully and expect them to follow business ethical standards similar to our own both prior to and during our engagement with them.

In 2022, we aim to develop our third party compliance approach to strengthen our global risk-based approach with respect to high-risk third parties in our value chain.

Human Rights

As stated in our Policy, the Ascendis Pharma commitment to respecting human rights is based on the Universal Declaration of Human Rights (UNDHR), the International Covenant on Civil and Political Rights (ICCPR) and its second optional protocol, the International Covenant on Economic, Social and Cultural Rights (ICESCR), Core international human rights instruments as defined by the Office of the High Commissioner for Human Rights (OHCHR), and the fundamental ILO conventions.

With guidance from the UN Guiding Principles, and the 2011 OECD Guidelines for Multinational Companies, our future ambition is to further integrate human rights due diligence into a third party compliance approach.

Our updated Respecting People Policy (which includes our Human Rights Policy) can be found in our 2021 Code of Business Conduct & Ethics.

Policy Advocacy

In the US, we are required to report quarterly to Congress (searchable through a public database) the costs associated with lobbying on behalf of Ascendis Pharma (which includes our consultants and trade association dues attributable to lobbying and also discloses the issues we lobby on).

Data Ethics at Ascendis Pharma

In 2021, we launched our first Data Ethics Policy which is included in the 2021 update of our Code of Business Conduct & Ethics.

At Ascendis Pharma, we see a strong link between data ethics and our already established data privacy program where we are committed to safeguarding all personal data we come into contact with whether it belongs to employees, patients, customers or business partners.

Our progress within data ethics in 2021 is the development and launch of our Data Ethics Policy and our focus in 2022 will be to continue our work towards our long-term commitments which are to further strengthen our data ethics governance and data ethics training and awareness of employees who generate, gather, process, manage, and retain data.

Key data ethics principles in the policy are:

- We only gather and process data that has a legitimate business purpose.
- We make sure that data is kept secure.
- We only retain data as long as it serves a legitimate business purpose.
- We ensure that we only use secure systems and processes when sharing or obtaining data from external parties.
- We are transparent when we engage with those who have a legitimate stake in the data we process and we will inform and, where relevant, attain consent from any persons or legal entities.

Our commitment includes developing mechanisms to ethically consider our current and potential use of artificial intelligence, machine learning, data sources, data storage, and algorithms in our operations.

In alignment with legislative requirements, we will continue to work with both data protection and data ethics including documenting and annually reporting our performance in relation to data ethics.

See our Data Ethics Policy in our 2021 Code of Business Conduct & Ethics.

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Key Risks in the Area of Integrity Integrity We did not have any major changes to the risk picture from Status on the 2021 Corporate Responsibility Focus Areas and Ambitions the 2020 Corporate Responsibility report, and therefore we maintain the same focus. With the intent to initiate a ‘double Goals and Focus Description Status materiality assessment’ in 2022, we aim to establish a risk Establish 2021+ strategy with Our Compliance Framework was approved by the picture that looks at the impact of Ascendis Pharma on local long-term key performance Compliance & Ethics Committee, including scope and global sustainability issues, and vice versa – which will indicators for the Ascendis of relevant policies, implementation, training, audit include risks in relation to Integrity. Pharma work within programs, etc., to support both the global and local Compliance & Ethics. compliance approach. In 2021, we also significantly • Employee misconduct including non-compliance updated our Code of Business Conduct & Ethics. with applicable legislation, international codes and Other initiatives also included: requirements. Unethical or illegal behavior may subject • Extensive onboarding training of employees, Ascendis Pharma to civil and or criminal penalties, including e-learning and test. industry sanctions, and reputational harm and may thus be harmful to everybody working for Ascendis Pharma. • Dedicated training in our Code of Business It is therefore very important that all employees are Conduct & Ethics. aware of both internal as well as external requirements. • Personnel with higher risk exposure receive We provide significant onboarding and ongoing training dedicated awareness training. to our employees to mitigate this risk. Employees are • The 2021 Code of Business Conduct & Ethics subject to an regular training in our Code of Business includes a ‘Speak Up, Reporting Misconduct, Conduct & Ethics, and personnel with higher risk and Whistleblower Hotline Policy’, where exposure receive dedicated awareness training. employees are encouraged to reach out to the Compliance function or a manager, if • Improper gifts, interactions or payments to Healthcare they have doubts or questions. Professionals. According to our 2021 Code of Business Conduct & Ethics, as a general principle, we must never • Compliance Week held for the first time. offer a Healthcare Professional anything that could be Update and implement Our Board of Directors has approved our updated seen as an attempt to improperly influence his or her Gender Policy. Gender Policy. We will initiate training and further decision to purchase, use, or recommend our products. implement the policy in 2022. Improper influence can look like many things, but some Develop framework for We have initiated work to develop a framework for examples occur in the shape of a gift, in the shape of ensuring third party a third party compliance approach. payments to Healthcare Professionals, which are not compliance, including in line with our Fair Market Value or by contracting a screenings, assessments, and Healthcare Professional for a service, for which we do Code of Ethics. The aim is to strengthen the responsibility not have a legitimate business need. To that effect: and transparency throughout • All employees receive information on interactions our value chain with focus on with Healthcare Professionals in the annual Code of suppliers and customers. Business Conduct & Ethics training Achieved Ongoing Ascendis Pharma Corporate Responsibility Report 2021 23

- Employees who are in contact with Healthcare Professionals are provided with dedicated training - both in onboarding and continuous awareness and compliance training
    - An extensive compliance framework in our commercial organization has been established
- Improper interactions by third parties working on behalf of Ascendis Pharma. Ascendis Pharma regularly enters into contracts with third parties and in some cases Ascendis Pharma may retain third parties to work on our behalf. These third parties will have interactions with governments or government officials on behalf of, or for the benefit of Ascendis Pharma. Therefore, we thoroughly assess potential business partners and clarify that we expect them to follow business ethical standards similar to ours prior to engaging in business with them. Our current commercial setup does not rely on high-risk agents, promotional partners, or distributors.
    - Third parties are thoroughly assessed and expected to follow business ethical standards similar to ours prior to engaging in business with them.
    - All employees receive information on interactions with third parties in regular Code of Business Conduct & Ethics training. In 2021, we initiated efforts to develop our third party compliance approach into a fully integrated third party compliance framework.

Our Anti-Corruption and -Bribery Policy is available in our 2021 Code of Business Conduct & Ethics.

2022 Corporate Responsibility Focus Areas and Ambitions

Focus Areas and Ambitions
Further development of our Compliance Program to support future growth and activities.
Initiate further enhancement of our current third party compliance approach with the following core focus areas: • Legal compliance • Business ethics compliance • Human and labor rights due diligence • Environmental impact due diligence
Further define our long-term commitment within Data Ethics.
Initiate process to establish long-term ambitions and goals in relation to our integrity focus and identify KPIs to track and report on in relation to our corporate responsibility performance.

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2022 CORPORATE RESPONSIBILITY AMBITIONS

In 2022, our overall ambition is to further develop and enhance a business-driven 2030 Corporate Responsibility strategy, enabling our business vision and values to stay aligned with regulations, Sustainable Development Goals, and other recognized global standards and expectations. Additionally, our plan is to develop a 'double materiality' assessment model which regularly identifies global and local sustainability risks that may impact Ascendis Pharma and vice versa.

Patients

SDG Relevance

2022 Focus and Ambitions:

- Expand and evolve our support of and collaborations with patient organizations, professional societies and others to increase our understanding of the patient journey, specifically their unmet needs, and the caregiver burden to promote continued patient centricity in all that we do.
- With the formal establishment of an animal welfare committee, we will promote continuous and expanded focus on animal welfare, including guidance of our research organization in the 3R principles of Replacement, Reduction and Refinement.
- Initiate process to establish long-term ambitions and goals in relation to our patient focus and identify KPIs to track and report on in relation to our corporate responsibility performance.

Society

SDG Relevance

2022 Focus and Ambitions:

- Maintain resilience in the face of Covid-19 and Maintain measures to prevent the spread of Covid-19.
- Initiate development of relevant human and labor rights due diligence standards which feed into the ongoing enhancement of our third party compliance approach.
- Initiate process to establish long-term ambitions and goals in relation to our societal focus and identify KPIs to track and report on in relation to our corporate responsibility performance

Environment

SDG Relevance

2022 Focus and Ambitions:

- Incorporate relevant environmental due diligence standards which feed into the ongoing enhancement of our third party compliance approach.
- Initiate the establishment of a baseline on, e.g.:
  - Use of resources
  - Emissions
  - Waste
- Initiate process to establish long-term ambitions and goals in relation to our environmental focus and identify KPIs to track and report on in relation to our corporate responsibility performance.

Integrity

SDG Relevance

2022 Focus and Ambitions:

- Further development of our Compliance Program to support future growth and activities.
- Initiate further enhancement of our current third party compliance approach with the following core focus areas:
  - Legal compliance
  - Business ethics compliance
  - Human and labor rights due diligence
  - Environmental impact due diligence
- Further define our long-term commitment within Data Ethics.
- Initiate process to establish long-term ambitions and goals in relation to our integrity focus and identify KPIs to track and report on in relation to our corporate responsibility performance.

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This report may contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition, including with relation to our sustainability efforts. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as ‘aim’, ‘anticipate’, ‘assume’, ‘believe’, ‘contemplate’, ‘continue’, ‘could’, ‘due’, ‘estimate’, ‘expect’, ‘ goal’, ‘intend’, ‘may’, ‘objective’, ‘plan’, ‘predict’, ‘potential’, ‘positioned’, ‘seek’, ‘should’, ‘target’, ‘will’, ‘would’, and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include our plans for 2022 and onwards with respect to our corporate responsibility strategy and ambitions. These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate, perhaps materially so. The forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events. Ascendis Pharma A/S (Company Reg. No. 29918791) Tuborg Boulevard 12 2900 Hellerup Denmark Tel: +45 70 22 22 44 Ascendis, Ascendis Pharma, Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group. © March 2022 Ascendis Pharma A/S. Version 1.1.